November 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avianca Holdings S.A.

Registration Statement on Form F-1 (File No. 333-191258)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Avianca Holdings S.A. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-191258) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s preferred shares, par value $0.125 per share, in the form of American Depositary Shares so that the Registration Statement may be declared effective at 4:00 PM Eastern time, on November 5, 2013, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that the underwriters have distributed approximately 4,307 copies of the preliminary prospectus dated October 21, 2013, through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Gian Maltoni

Name:	Gian Maltoni

Title:	VP

[Acceleration Request Signature Page]

Very truly yours,

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Acting severally on behalf of themselves and the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Juan Carlos George

Name:	Juan Carlos George

Title:	Managing Director

[Acceleration Request Signature Page]